UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 1

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMREIT, INC.
(Name of Subject Company)

MIRELF III REIT LIQUIDITY, LLC
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP
MADISON INTERNATIONAL HOLDINGS III, LLC
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ronald M. Dickerman
MIRELF III REIT Liquidity, LLC
c/o Madison International Realty, LLC
410 Park Avenue, Suite 820
New York, NY 10022
Tel: 212.688.8777
Fax: 212.688.8774

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$6,175,001.25	$440.28

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,245,455 Shares at a purchase price equal to $2.75 per Share in cash.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$440.28
Form or Registration	Schedule TO-T
Number:
Filing Party:	MIRELF III REIT Liquidity, LLC
Date Filed:	March 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Original TO”) filed on March 19, 2010. This Amendment is being filed because the Original TO, filed under accession number 0001188112-10-000592, was inadvertently filed under the incorrect CIK number and should be disregarded.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2010

MIRELF III REIT LIQUIDITY, LLC By: Madison International Real Estate Liquidity Fund III REIT Its: Sole Member

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP By: Madison International Holdings III, LLC Its: General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL HOLDINGS III, LLC

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member